June 21, 2022

Re:	Virax Biolabs Group Limited
Amendment No.1 to Registration Statement on Form F-1
Filed April 25, 2022
No. 333-263694

Ms. Abby Adams

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear SEC Officers:

On behalf of Virax Biolabs Group Limited (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated June 16, 2022 with respect to Amendment No. 1 to the Registration Statement on Form F-1, No. 333-263694 (“F-1”), submitted on June 7, 2022 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in revised Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 3 to Registration Statement on Form F-1

Explanatory Note, page i

1. We note the use of a public offering prospectus and a resale prospectus. Revise the public offering prospectus to prominently disclose on the cover page and in the summary the resale offering. We note, for example, in the public offering prospectus, your first substantive disclosure regarding the selling shareholders is in the risk factor on page 63, and then not again until the Principal Shareholders table on page 146. Please also update your discussion of the Lock Up Agreements on page 165 to address the resale offering. Additionally, revise the cover page of the resale prospectus to include the information from the cover page of the public offering prospectus, including the disclosure related to your organizational structure, risks related to operations in China or Hong Kong, how you will refer to the holding company and subsidiaries and how cash is transferred in your organization. Finally, we note the Legal Matters section in the resale prospectus does not delete the reference to the underwriters or their legal counsel.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on the cover page, pages 161, 169 and Alt-1 to Alt-18 of the Revised F-1.

2. In the Alternate Pages for the resale prospectus, please revise to disclose a fixed price (or a range) at which the selling stockholders will sell their shares until the securities are quoted on the Nasdaq Capital Market, after which the securities may be offered and sold at prevailing market prices or at negotiated prices. Refer to Item 501(b)(3) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on the cover page of the resale prospectus and page Alt-18 of the Revised F-1.

Prospectus Summary, page 1

3. Revise the summary to highlight the disparate voting rights between holders of Class A and Class B stock, and the aggregate voting power of your Class A and Class B ordinary shares held by your directors, officers and principal shareholders after the offering, all as disclosed in the risk factor on page 63. Also revise the diagram of your corporate structure on page 7 to reflect the two classes of stock and their respective ownership and voting rights.

Response: In response to the Staff’s comment, the Company respectfully submit that Virax Biolabs Group Limited underwent a shareholding restructuring in June 2021 whereby its authorized share capital became a single class of shares of ordinary shares and all of the then issued shares were re-designated as ordinary shares in the Revised F-1.

Legal Matters, page 176

4. You state that legal matters as to PRC law will be passed upon by Zhong Lun Law firm. We note your references to your PRC Legal Advisor, Zhong Lun Law Firm, on pages 8-9 and 47-51 and 131. We note also the consent of Zhong Lun Law Firm filed as Exhibit 23.5. Please have counsel file an opinion as an exhibit to the registration statement.

Response: In response to the Staff’s comment, the Company has filed the relevant legal opinion as exhibit 5.4.

General

The Company refers to the Staff’s comment 35 contained in its letter dated January 28, 2022, the Company respectfully submits that there will be no written communications, as defined in Rule 405 under the Securities Act, presented to potential investors in reliance on Section 5(d) of the Securities Act prior to the effectiveness of the Registration Statement.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick